Exhibit 99.1

CK Hutchison and VimpelCom to form joint venture of their telecoms businesses in Italy

The combined business of 3 Italia S.p.A. and Wind Telecomunicazioni S.p.A. (WIND) will have over 31 million mobile customers and the strength and scale to drive competition in

Europe’s 4th largest telecoms market

(6 August 2015, Hong Kong and Amsterdam) – CK Hutchison Holdings Ltd. (“CK Hutchison”), parent company of Italian mobile operator 3 Italia, and VimpelCom Ltd. (“VimpelCom”), parent company of WIND, have entered into an agreement to form a 50/50 joint venture that will own and operate their telecommunications businesses in Italy.

By combining their businesses, 3 Italia and WIND will gain the scale and more efficient cost structure needed to enable them to continue to offer innovative, competitively-priced telecoms services and to compete even more aggressively in the Italian market place. The combination of the two networks, together with significant additional investment, will provide Italian mobile users with unmatched network quality and will accelerate the availability of high-speed mobile and fixed broadband services throughout Italy. Italian consumers and businesses can expect to benefit both from improved LTE network coverage, higher download speeds, higher network reliability and more advanced services.

With over 31 million mobile customers and 2.8 million fixed line customers (of which 2.2 million are fixed broadband customers), the combined business is expected to generate significant Capex and Opex benefits with a net present value, less integration costs, in excess of €5 billion. The joint revenue of both companies in FY14 was €6.4 billion and the transaction is one of the largest M&A deals to be done in Italy since 2007*.

Commenting on the deal, Canning Fok, Co-Group Managing Director of CK Hutchison, said: “This deal represents a major milestone for our Italian business. The combination of 3 Italia and WIND will create a financially sound and efficient operator that is able to compete head-on in the market place. This joint venture will give the combined business the scale and strength to offer Italian consumers and businesses a state of the art network with greater 4G coverage and higher speeds. This transaction underlines CK Hutchison’s continuing confidence in the Italian economy, and its commitment to the development of nationwide digital infrastructure and services in Italy.”

The joint venture holding company (Hutchison 3G Italy Investments S.à.r.l (the “JV Holdco”)) will own 3 Italia and WIND, and each of CK Hutchison and VimpelCom will indirectly hold 50 percent of the shares in the joint venture. After the transaction is completed, there will be no additional obligations to contribute funds by either parent company.

Alexey Reznikovich, Chairman of the VimpelCom Supervisory Board commented on the deal, saying: “We are delighted with the partnership that VimpelCom and CK Hutchison have reached in Italy. We see this transaction as transformative for VimpelCom and its shareholders in terms of value creation. The transaction provides Vimpelcom with a significantly stronger balance sheet. We are also pleased that this transaction was approved by the VimpelCom Supervisory Board on a unanimous basis.”

VimpelCom and CK Hutchison have provided for a clear corporate governance structure to ensure a successful joint venture with an empowered management team, supported by a board of six - three of whom will be nominated by each parent company respectively. The Chairman of the board will rotate between the two parent companies every 18 months and will have a casting vote on certain fundamental business matters.

The combined business will be led by Maximo Ibarra, the current CEO of Wind. Vincenzo Novari, the current CEO of 3 Italia, will be appointed as senior adviser for Italy to CK Hutchison and will serve as a CK Hutchison nominee on the JV Holdco board after the transaction completes. Dina Ravera, 3 Italia’s COO, will lead the merger integration process and will remain in a senior operating role in the combined business. Stefano Invernizzi, current CFO of 3 Italia, will become CFO of the combined business.

Commenting on the deal, Jean-Yves Charlier, CEO of VimpelCom said: “This is a transformational merger for the Italian market. The two entities will become a leading operator in Europe’s 4th largest telecoms market, delivering a convergent player that will accelerate the ability to invest in the network, services and digital innovations. At the same time, the transaction is a significant milestone for both sets of shareholders given the cost synergies between the two companies which will provide significant long-term shareholder value.”

Completion is subject to obtaining regulatory approvals including EU competition approval. It is expected that the deal will complete within 12 months.

For more details please refer to the earnings press release, summary of transaction terms and investor presentation on www.vimpelcom.com and the legal announcement posted on the CK Hutchison website (www.ckh.com.hk).

Notes to editors

*Wind Acquisition Holdings Finance S.p.A. (“WAHF”): €13.9bn and 3 Italia: €7.9bn. Total deal value of €21.8bn. WAHF is the holding company of WIND.

About CK Hutchison

CK Hutchison is a multi-national conglomerate headquartered in Hong Kong and listed on the Hong Kong Stock Exchange Limited with 270,000 employees in over 50 countries. CK Hutchison has five core businesses: ports and related services, retail, infrastructure, energy and telecommunications. The telecommunications division includes mobile and fixed line operations in Hong Kong and Macau, mobile operations in Indonesia, Vietnam and Sri Lanka, and in Europe, mobile operations in Austria, Denmark, Ireland, Italy, Sweden and the United Kingdom.

For more information visit: www.ckh.com.hk

About VimpelCom Ltd.

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2015 VimpelCom had 213 million mobile customers and 6 million fixed-line broadband customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Media Contacts:

Vimpelcom

Investor Relations ir@vimpelcom.com Gerbrand Nijman, Remco Vergeer Tel: +31 2079 77200	Media and Public Relations pr@vimpelcom.com Rozzyn Boy: (+31 6132 74149), Chris Semple (+31 6306 40459) Artem Minev (+31 6527 81083)

Finsbury

Rollo Head, Guy Lamming

Tel: +44 20 7251 3801

Email: Rollo.Head@Finsbury.com, Guy.Lamming@Finsbury.com

CK Hutchison

Hans Leung

CK Hutchison Holdings Limited

Tel: +852 2128 1370

Fax: +852 2128 1766

Email: hansl@ckh.com.hk

Cautionary statement regarding forward-looking statements

This release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the transaction described above and the expected timing, benefits and completion of such transaction. Any statement in this announcement that expresses or implies VimpelCom’s or CK Hutchison’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the requisite regulatory approvals will not be obtained or will be obtained on terms not acceptable to the parties and the transaction, and its expected benefits, may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2014, and other public filings made by the VimpelCom with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom and CK Hutchison each expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this release.